Exhibit 99.1

GFL Environmental Inc. Resumes Share Repurchase Program

VAUGHAN, ON, April 24, 2025 - GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL" or the "Company") today announced that the Toronto Stock Exchange ("TSX") has approved the resumption of the Company’s previously announced normal course issuer bid (the "NCIB").

A maximum of 28,046,256 subordinate voting shares may be repurchased by GFL under the NCIB during the 12-month period ending March 2, 2026.  GFL is no longer required to count towards this limit the 17,050,298 subordinate voting shares it repurchased from BC Partners on March 25, 2025, or any shares purchased by the Company in a secondary offering pursuant to the exemptive relief order it received from the Ontario Securities Commission on March 13, 2025.

To date, GFL has repurchased for cancellation 7,618,758 subordinate voting shares under the NCIB, leaving 20,427,498 subordinate voting shares still available to be repurchased. GFL intends to resume purchasing subordinate voting shares under its NCIB, subject to market conditions. Purchases under the NCIB will be made through the facilities of the TSX and the New York Stock Exchange or alternative Canadian and U.S. trading systems, if eligible.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the NCIB and the intended purchase for cancellation of subordinate voting shares of the Company thereunder, the methods by which any such purchases will be made, statements about the Company’s beliefs and expectations, and the timing of any of the foregoing. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks, changes in circumstances, and other important factors that may cause actual results to differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2024 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. Purchases made under the NCIB will be subject to various factors, including GFL’s capital and liquidity positions, debt covenant restrictions, accounting and regulatory considerations, GFL’s financial and operational performance, alternative uses of capital, the trading price of GFL’s subordinate voting shares and general market conditions. The NCIB does not obligate GFL to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time at the Company’s discretion.

For more information:

Patrick Dovigi

+1 905 326-0101

pdovigi@gflenv.com